Exhibit

Exhibit Description

99.1	Announcement on 2012/03/28: To announce the registration of capital reduction due to the retirement of certain treasury stocks

99.2	Announcement on 2012/04/06: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2012/04/24: UMC will convene 1Q 2012 investor conference

99.4	Announcement on 2012/04/25: The Board of Directors resolved to issue the 4th unsecured straight bonds announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2012/04/25: UMC Board Meeting has resolved the proposal for private placement based on future operation needs

99.6	Announcement on 2012/04/25: To announce related materials on partial acquisition of holding company of He Jian

99.7	Announcement on 2012/04/25: The announcement of UMC Board of Director’s Resolution to convene the Annual General Meeting (additional motion)

99.8	Announcement on 2012/04/25: UMC announced its unconsolidated operating results for the first quarter of 2012

99.9	Announcement on 2012/04/25: The impact of first time adoption of International Financial Reporting Standards (IFRSs) to the opening balance sheet at January 1, 2012

99.10	Announcement on 2012/04/09: March Revenue

99.11	Announcement on 2012/04/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce the registration of capital reduction due to the retirement of certain treasury stocks

1.Date of the Competent Authority’s approval of

the capital reduction:2009/02/19

2.Date of completion of capital amendment registration:2012/03/28

3.Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1)Before the capital reduction: The paid-in capital is NT$130,843,415,650; the shares outstanding are 13,084,341,565 shares; book value per share is NT$16.07
(2)After the capital reduction: The paid-in capital is NT$129,264,071,650; the shares outstanding are 12,926,407,165 shares; book value per share is NT$16.07

4.Share conversion operations plan: None

5.Any other matters that need to be specified:

(1)The company received the SPA authorization letter on March 29, 2012.
(2)The company calculated the book value per share based on the date of capital reduction on March 14, 2012.
(3)The aforementioned company’s paid-in capital does not include 7,304,500 shares of employee stock options that were exercised but not yet registered.

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment clarify media reports

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2012/03/05~2012/04/06

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$587,864,502 NTD; total transaction price:$587,864,502 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East ; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: None

16.Concrete purpose or use of the acquisition or disposition: For production

17.Do the directors have any objection to the present transaction?: Not applicable

18.Any other matters that need to be specified: None

Exhibit 99.3

UMC will convene 1Q 2012 investor conference

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2012/04/25

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: 2F Shangri-La Ballroom, Far Eastern Plaza Hotel, 201 Tun Hwa South Road, Sec. 2, Taipei

3.Financial and business related information: UMC Q1 2012 Financial and Operating Results.

4.If a press release is distributed, the content of the press release: Press release will be released on the date of the investor conference.

5.Any other matters that need to be specified: None.

Exhibit 99.4

The Board of Directors resolved to issue the 4th unsecured straight bonds announce related materials on acquisition of machinery and equipment

1.Date of the board of directors resolution:2012/04/25
2.Name ¡i—nth issue of (secured, unsecured) corporate bonds of        Co.¡j: United Microelectronics Corporation 4th round of unsecured straight bonds
3.Total amount of the issue: no more than NT$20,000 million
4.Face value: temporarily set at NT$1million each
5.Issue price: at par
6.Issue period: To be decided based on market condition
7.Issue coupon/interest rate: To be decided based on market condition
8.Types, names, monetary amounts of security or collateral and stipulations there upon: N/A
9.Use of the funds raised by the offering and utilization plan: To purchase advanced technology equipments
10.Underwriting method: No public offering
11.Trustees for the bonds: To be decided
12.Underwriter or distributing agent institution: None
13.Guarantor(s) for the issue: None
14.Institution serving as agent for payment of the principal and interest: To be decided
15.Certifying institution: None
16.Where convertible into shares, the rules for conversion: N/A
17.Resale conditions: None
18.Repurchase conditions: None
19.The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A
20.Possible dilution of equity, if conversion, exchange, or subscription rights are attached: N/A
21.Any other matters that need to be specified: UMC Chairman, or the person delegated by the UMC Chairman, is authorized to decide or adjust the details about the total issue amount(can be in installments), the issue date, pricing, and other relevant terms.

Exhibit 99.5

UMC Board Meeting has resolved the proposal for private placement based on future operation needs

1.Date of the board of directors resolution:2012/04/25

2.Types of the private placement: common share, ADR/GDR, or CB/ECB

3.Buyers of the private placement and their relationships with the company: Strategic investors; None

4.Number of shares or bonds privately placed: No more than 1,292,640,716 shares

5.Total monetary amount of the private placement: No more than 1,292,640,716 shares

6.The pricing basis of private placement and its reasonableness: The price determination shall also follow regulations from government authorities. Considering that Security and Exchange Act has set a no-trading period of 3 years on private placement securities, the price determination above shall be reasonable.

7.Use of the funds raised in the private placement: To provide the flexibility to engage semiconductor technology cooperation or alliance with major companies, and meanwhile to supplement operating capital for future needs. However, there is no specific plan at this moment.

8.Reasons for conducting non-public offerings: Considering the capital market status, effectiveness, feasibility, costs to raise capital, introducing strategic investors into the company, and the no-trading period of 3 years, it is better to maintain the long term relationship with strategic partners by such security issuance of private placement. So the Company proposed to raise capital through private placement, rather than public offering.

9.Objections or qualified opinions from independent Board of Directors: None

10.Date of pricing: To be determined by the Board after authorization from AGM.

11.Recommended price: The price of privately placed common shares shall be set by no less than the reference price. The reference price shall be the higher of the following two calculations: (a) The simple average closing price of the common shares of the company for either the one, three, or five business days before the price determination date, after adjustment for any distribution of stock dividends, cash dividends or capital reduction. (b) The simple average closing price of the common shares of the company for the thirty business days before the price determination date, after adjustment for any distribution of stock dividends, cash dividends, or capital reduction. The issuance price of convertible corporate bonds shall be set by no less than theoretical price. The theoretical price shall be calculated based on selected pricing model shall encompass, and include the concurrent consideration of, the various rights included in the terms of issuance. The determination of pricing date, actual reference price, theoretical price and issuance price will be authorized to the Board considering the regulations foresaid, market status, environment conditions and the specific parties.

12.Shares price, conversion or subscription price: To be determined by the Board after authorization from AGM.

13.Rights and obligations of the new private placement shares: Besides the transfer limitation ruled by Article 43-8, , Securities and Exchange Act, the rights and obligations are the same as what of common shares.

14.The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A

15.Possible dilution of equity, if conversion, exchange, or subscription rights are attached: No more than 10% of total share issued.

16.Any other matters that need to be specified: The issuance plan for this private placement for either common share, ADR/GDR, or CB/ECB, including price, total amount, terms and conditions, record date etc and others matters, will be determined by the Board after authorization from AGM. The Board can adjust the issuance plan based on market conditions, operation needs or indications from government authorities, if any. To proceed the issuance plan for this private placement, AGM will authorize the Chairman to represent the Company to execute and sign any documentation or agreement.

Exhibit 99.6

To announce related materials on partial acquisition of holding company of He Jian

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Shares of Best Elite International Limited, the holding company of He Jian Technology (Suzhou) Co., Ltd.

2.Date of occurrence of the event:2012/04/25

3.Volume, unit price, and total monetary amount of the transaction: Trading volume: 64.97% of outstanding shares; Average unit price: Based on 65% of latest book value, Common Share holders are offered US$0.214786 per share, Series A-1 holders are offered US$0.301221 per share, Series B and B-1 holders are offered US$0.662685 per share; Total amount: Depending on the number of shareholders who accept the offer. The total acquisition amount will be less than US$196 million.

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): The shareholders of Best Elite International Limited; not related party

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Will be depended on results from negotiation; N/A.

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: Based on the Company’s Acquisition or Disposal of Assets Procedure; The reference basis for the decision on price: Referring to latest book value and market condition; The decision-making department: Board of Directors.

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Cumulative volume: 687,909,300 shares; Amount: US$273,219K; percentage of holdings:100%. Exactly cumulative volume ,amount and percentage of holdings will be depended on results from negotiation.

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: Ratio of total assets: 23.97%; Ratio of shareholder’s equity:29.80%; The operational capital as shown in the most recent financial statement: $29,016,553 thousands NTD.

13.Broker and broker’s fee: N/A

14.Concrete purpose or use of the acquisition or disposition: Long-term investment

15.Net worth per share of company underlying securities acquired or disposed of: N/A

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified:

(1)The purchase of Class B and B-1 preferred stock and the donated common stock of Best Elite International Limited has been approved by the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10000274630) and recorded into account in the first quarter of 2001.

(2)In order to achieve the goal of acquiring Hejian in proper sequence, to expand overseas markets, accelerate our business growth, and provide future dynamics of roots in Taiwan, we intend to continue purchasing the outstanding 64.97% stake in equivalent of cash.

Exhibit 99.7

The announcement of UMC Board of Director’s Resolution to convene the Annual General Meeting
(additional motion)

1.Date of the board of directors resolution:2012/04/25

2.Date for convening the shareholders’ meeting:2012/06/12

3.Location for convening the shareholders’ meeting: UMC’s Fab8S Conference Hall (No.16, Creation Rd. 1, Hsinchu Science Park)

4.Cause or subjects for convening the meeting:

1)Items to report

1.2011 business report

2.Audit Committee’s report of 2011 audited financial report

3.Acquisition or disposal of assets with related parties in 2011

4.The status of acquiring the holding company of He Jian Technology (Suzhou) Co., Ltd.

5.The Issuance of the Corporate Bonds

2)Items to be approved

1.The Company’s 2011 business report and financial statement

2.The Company’s 2011 retained earnings distribution.

3)Directors’ Election and discussion items

1.To elect the board members for the 12th term

2.To release the newly elected Director from non-competition restrictions

3.To amend the Company’s “Acquisition or Disposal of Assets Procedure”

4.To propose the issuance plan for private placement of common shares ADR/GDR or CB/ECB, including Secured or Unsecured Corporate Bonds, no more than 10% of registered capital

5.Book closure starting date:2012/04/14

6.Book closure ending date:2012/06/12

7.Any other matters that need to be specified: None.

Exhibit 99.8

UMC announced its unconsolidated operating results for the first quarter of 2012

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public: 2012/04/25

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: 2F Shangri-La Ballroom, Far Eastern Plaza Hotel, 201 Tun Hwa South Road, Sec. 2, Taipei

3.Financial and business related information: UMC Q1 2012 Financial and Operating Results.

4.If a press release is distributed, the content of the press release:

UMC Reports First Quarter 2012 Results Customer demand rebounds; 15% wafer shipment growth in Q2

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the first quarter of 2012.

Revenue was NT$23.77 billion, a 2.7% quarter-over-quarter decrease from NT$24.43 billion in 4Q11, and a 15.5% year-over-year decrease from NT$28.12 billion in 1Q11. Gross margin was 19.1%, operating margin was 5.6%, net income was NT$1.34 billion, and earnings per ordinary share were NT$0.11.

Dr. Shih-Wei Sun, CEO of UMC, said: “In 1Q 2012, UMC’s profitability @and revenue exceeded our expectations. Wafer shipments reached 963 thousand 8-inch equivalent wafers, bringing overall capacity utilization to 71%. Revenue contribution from 40nm increased to 9%. For the second quarter, we expect wafer shipments to increase 15% as communication and consumer IC demand grows. This projected growth reconfirms that the economic cycle trough seen in the first quarter signaled that the semiconductor industry’s multi-quarter inventory correction has subsided.”

Dr. Sun continued, “UMC is progressing smoothly on our advanced 28nm process technology. We have successfully delivered 28nm flagship product samples to mobile communication and computing customers, with additional product tape-outs during last quarter. We remain on track to enter volume production for UMC 28nm process in the second half of 2012.

Meanwhile, to effectively utilize existing 65nm and 90nm capacity, we are developing numerous specialty technologies to deliver more diversified and comprehensive customer foundry solutions for the future.”

Dr. Sun added, “We are optimistic about the semiconductor industry’s long-term development. To solidify UMC’s profitability and business growth, we will continue to follow the ‘Customer-Driven Foundry Solutions’ philosophy that involves internal technology R&D to fulfill customer needs. Moreover, we are actively building sufficient capacity for 28nm technology. We believe that this node will enhance UMC’s customer and product mix, average selling price, and profitability once volume production begins. In the meantime, the Board of Directors has proposed for shareholders’ approval of a 2011 cash dividend payout of approximately NT$0.5 per share. The resolution would maintain a 60% cash dividend payout ratio, even after this year’s aggressive capacity expansion plans. Looking ahead into next quarter, our consistent efforts will be directed towards timely management of customers’ advanced capacity needs and completing all necessary 28nm preparation for volume production in order to maximize benefits to customers and UMC.”

Second Quarter of 2012 Outlook & Guidance:

Wafer shipment: Increase approximately 15%

Gross Margin: Low 20% range

Capacity utilization: Low 80% range

5.Any other matters that need to be specified: None.

Exhibit 99.9

The impact of first time adoption of International Financial Reporting Standards (IFRSs) to the
opening balance sheet at January 1, 2012

1.Date of the event: 2012/04/25
2.Company name: UNITED MICROELECTRONICS CORP. AND SUBSIDIARIES (the Company)
3.Relationship to the Company (please enter “head office” or “affiliate company”): head office and subsidiaries
4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: In response to Financial Supervisory Commission, Executive Yuan, R.O.C. (FSC), Announcement No. 0990036471 issued on December 3, 2010.

6.Countermeasures:
(1) Date of the board of directors resolution¡G2012/04/25
(2) The reporting period of IFRSs: As mandated by the governing authority, FSC, the transition date to IFRSs is January 1, 2012, and the first IFRSs reporting period will start on January 1, 2013.
(3) The key activity and implementation progress of adopting IFRSs: The key activity and progress are performed on target in accordance with IFRSs adoption project.
(4) The major differences identified by the Company between accounting policies under R.O.C. SFAS and the IFRSs published by Accounting Research and Development Foundation (ARDF) are summarized as below:
A. Employee benefits:

Under IFRSs, the Company elects as an accounting policy to recognize all actuarial gains and losses in the period in which they occur in other comprehensive income and then recognized immediately in retained earnings. In accordance with R.O.C. SFAS, actuarial gains and losses from each defined benefit plan shall be applied the corridor method and assessed to determine if there was any excess amount which needs to be recognized as current period gains or losses on each reporting date.

B. Investments in associates and financial instruments:

a)	Investments in associates: Under IFRSs, an investor shall discontinue the use of the equity method from the date when it ceases to have significant influence over an associate and shall account for as financial instrument under relevant standards. On the loss of significant influence, the investor shall measure at fair value any investment the investor retains in the former associate. The investor shall recognize in profit or loss any difference between: (a) the fair value of any retained investment and any proceeds from disposing of the part interest in the associate; and (b) the carrying amount of the investment at the date when significant influence is lost. Moreover, an investor shall derecognize all additional paid-in capital and equity adjusting items related to the former associate to current profit and loss. In accordance with R.O.C. SFAS, an investor shall cease to use the equity method from the date when it ceases to have significant influence over an associate. The new investment cost should be the carrying amount of the former associate on the loss of significant influence. The additional paid-in capital and other equity adjustment items related to the former associate should be proportionately transferred, and the difference between the carrying amount plus the equity adjustment items and the amount proceed from the disposal shall be recognized as the disposal gain or loss.

b)	Financial instruments: After adoption of IFRSs, investment in unlisted and emerging stock companies will be reassessed and reclassified into available-for-sale financial assets or financial assets designated at fair value through profit or loss, or held for trading from cost method as required by R.O.C. SFAS.

C. Business combinations and consolidated and separate financial statements:

In accordance with IFRSs, increases in a parent’s ownership interest in a subsidiary will be treated as an equity transaction. In accordance with R.O.C. SFAS, acquiring part of or all shares from subsidiaries’ minority stockholders, shall be accounted for using acquisition method.

(5) Preliminary impacts of IFRSs adoption on key items of financial statements:
On transition date to IFRSs, 2012/1/1, total assets will be increased by NT$1,486,112 thousand, total liabilities will be increased by NT$1,051,534 thousand and total stockholders’ equity will be increased by NT$434,578 thousand due to first-time adoption of IFRSs. The details are:
A. Employee benefits: net assets will be decreased by NT$704,651 thousand.
B. Investments in associates and financial instruments: net assets will be decreased by NT$650,871 thousand.
C. Business combinations and consolidated and separate financial statements: net assets will be increased by NT$1,784,698 thousand.
D. Other accounting differences: net assets will be increased by NT$5,402 thousand.
(6) Valuation Technique:
All valuation is based on the report of independent actuarial experts or the company’s own assessment.
(7) Accountant’s review opinion:
The potential impacts of IFRSs adoption due to material accounting differences in the consolidated financial statements of the Company on the transition date to IFRSs has been subject to the auditor’s review, and the excerpt of the review report is as follow: “Based on Announcement No. 0990036471 issued by the FSC on 2010/12/3, we reviewed the potential impacts (of IFRSs adoption), and we are not aware of any modification or adjustments that should be made to the information.
(8) Statement related to the potential adjustments to financial information if information is based on evaluation of information or test data:
The major differences described above are determined in accordance with the accounting policy selected based on (1) the Guidelines Governing the Preparation of Financial Reports by Securities Issuer as issued by the FSC on 2011/12/22, (2) the Traditional Chinese version of IFRSs (i.e. IFRSs, IASs, IFRICs, SICs) approved and published by the FSC and (3) IFRS 1, “First-time Adoption of International Financial Reporting Standards”. These differences are subject to changes if there is change in facts and circumstances.
7.Any other matters that need to be specified: None

Exhibit 99.10

April 9, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2012.

1)	Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes%
March	Invoice amount	6,185,381	7,052,525	-867,144-12.30%
2012	Invoice amount	17,949,449	20,755,675	-2,806,226-13.52%
March	Net sales	8,190,818	9,585,283	-1,394,465-14.55%
2012	Net sales	23,765,181	28,117,850	-4,352,669-15.48%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions : None

Exhibit 99.11

United Microelectronics Corporation
For the month of March, 2012

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of February 29, 2012	Number of shares held as of March 31, 2012	Changes

CEO	Shih-Wei Sun	12,276,740	14,176,740	1,900,000

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	February 29, 2012	March 31, 2012	Changes
—	—	—	—	—